SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 2017

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-________.

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

We hereby furnish the United States Securities and Exchange Commission with copies of the following information about our public disclosures regarding our results of operations and financial condition for the quarter and half year ended September 30, 2017.

On October 31, 2017, we announced our results of operations for the quarter and half year ended September 30, 2017. We issued a press release announcing our results under International Financial Reporting Standards (“IFRS”), a copy of which is attached to this Form 6-K as Exhibit 99.1.

We have made available to the public on our web site, www.drreddys.com, the following: Ind AS Unaudited Standalone Financial Results, Ind AS Unaudited Consolidated Financial Results and IFRS Unaudited Consolidated Financial Results for the quarter and half year ended September 30, 2017 along with respective review reports. These documents are attached to this Form 6-K as Exhibits 99.2,99.3 and 99.4, respectively.

Also attached to this Form 6-K as Exhibit 99.5 is a Notice to Stock Exchanges regarding the appointment of Mr. Prasad R. Menon as an additional director, categorized as independent, to our Board of Directors.

Exhibits

Exhibit Number	Description of Exhibits

99.1	Press Release, “Dr. Reddy’s Q2 and H1 FY18 Financial Results”, October 31, 2017

99.2	Ind AS Unaudited Standalone Financial Results for the quarter and half year ended September 30, 2017

99.3	Ind AS Unaudited Consolidated Financial Results for the quarter and half year ended September 30, 2017

99.4	IFRS Unaudited Consolidated Financial Results for the quarter and half year ended September 30,2017

99.5	Notice to Stock Exchanges re: Appointment of Mr. Prasad R. Menon as an Additional Director, categorized as Independent, on the Board of the Company, dated October 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: October 31, 2017	By:	/s/ Sandeep Poddar
		Name:	Sandeep Poddar
		Title:	Company Secretary